

November 28, 2016

Jorge J. Garcia
Senior Vice President and Comptroller
Popular, Inc.
209 Munoz Rivera Avenue
Hato Rey, Puerto Rico 00918

     Re: **Popular, Inc.**
              Form 10-K for the Fiscal Year Ended December 31, 2015
              Filed February 29, 2016
              File No. 001-34084

Dear Mr. Garcia:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

/s/ John A. Spitz

John A. Spitz
Reviewing Accountant
Office of Financial Services